06008366

[redacted]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24767

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2005 (MM/DD/YY) AND ENDING 03/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gramercy Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3949 Old Post Road
(No. and Street)

Charlestown (City) RI (State) 02813 (Zip Code)

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roderick Scribner (401) 364-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Suite 400, Warwick RI 02888
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roderick Scribner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gramercy Securities, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

VICTORIA A. COMFORT, Notary Public
My Commission Expires 11/18/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gramercy Securities, Inc.

Financial Statements

For the Year Ended
March 31, 2006

Table of Contents

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

Independent Auditors' Report

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

We have audited the accompanying balance sheet of Gramercy Securities, Inc. as of March 31, 2006 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gramercy Securities, Inc. at March 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

May 26, 2006

Gramercy Securities, Inc.
Balance Sheet
March 31, 2006

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash	$ 40,639	$ 0	$ 40,639
Amounts receivable	40,832	3,521	44,353
Prepaid expenses	1,764		1,764
	83,235	3,521	86,756
Total current assets			
Property and equipment, net (Note 3)	0	2,654	2,654
Total assets	$ 83,235	$ 6,175	$ 89,410

Liabilities and Shareholders' Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Amounts payable	$ 46,419	$ 0	$ 46,419
Shareholders' equity:			
Common stock (200 shares authorized, no par, 10 shares issued and outstanding)	11,400	0	11,400
Additional paid-in-capital	1,114	0	1,114
Retained earnings	24,302	6,175	30,477
Total shareholders' equity	36,816	6,175	42,991
Total liabilities and shareholders' equity	$ 83,235	$ 6,175	$ 89,410

See independent auditors' report
and accompanying notes.

Gramercy Securities, Inc.
Statement of Income and Retained Earnings
For the Year Ended March 31, 2006

Revenue:	
Commissions	$3,022,939
Marketing fee	39,504
Total revenue	3,062,443
Expenses:	
Agent commissions	3,025,033
Bank service charges	2,853
Client gifts	714
Continuing professional education	80
Depreciation	627
Fidelity bond	494
SIPIC Insurance	150
Internet charges	472
Licenses and registrations	8,355
Office expenses	560
Postage and delivery charges	2,013
Professional fees	12,166
Property taxes	24
Repairs	425
Telephone	2,305
Total expenses	3,056,271
Income before taxes	6,172
Corporate income taxes (Note 4)	2,061
Net income	4,111
Retained earnings, beginning	26,366
Retained earnings, end	$ 30,477

See independent auditors' report
and accompanying notes.

Gramercy Securities, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2006

Cash flows from operating activities:	
Net income	$ 4,111
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	627
Increase (decrease) in cash from changes in assets and liabilities:	
Amounts receivable	82,938
Prepaid expenses	(1,764)
Amounts payable	(74,025)
Corporate income taxes payable	(2,684)
Total adjustments	5,092
Net cash provided by operating activities	9,203
Cash flows used in investment activities:	
Purchase of property and equipment	(1,785)
Increase in cash	7,418
Cash, beginning of the year	33,221
Cash, end of the year	$ 40,639

See independent auditors' report
and accompanying notes.

1. Business Activity

The Company was organized as of October 29, 1979 in the State of New York as a registered broker dealer in securities and currently has branch offices in Austin, Texas and Laguna Nigel, California and an office of supervisory jurisdiction in Amarillo, Texas. The Company limits its operations as described in SEC Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Handling Customers' Funds

Customers' checks are made payable directly to the sponsors, escrow agents or other companies which clear the transactions ordered by the customer. The checks are promptly submitted to these firms, i.e., not held beyond overnight, and do not enter the accounts of the Company.

Revenue Recognition

Commission income from securities transactions is recorded on a trade date basis, or when earned.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Amounts Receivable

Management does not record an allowance for doubtful collections because of favorable historical performance and the nature of the receivable obligations.

Depreciation

Depreciation of property and equipment is computed using the straight-line method over the estimated useful life of 5 years. For federal income tax purposes, depreciation is computed using accelerated methods.

See independent auditors' report.

3. Property and Equipment

Property and equipment, stated at cost, consisted of the following at March 31, 2006:

Furniture and fixtures	$ 1,795
Office equipment	1,785
	3,580
Less accumulated depreciation	926
	$ 2,654

4. Corporate Income Taxes

The components of income tax expense at fiscal year ended March 31, 2006 are as follows:

Federal income taxes	$ 596
State income taxes	1,465
	$ 2,061

5. Net Capital and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain at minimum a net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At March 31, 2006, the Company had a net capital of $36,816, which was $31,816 in excess of its required net capital of $5,000. At March 31, 2006, the Company's aggregate indebtedness to net capital ratio was 1.26 to 1.

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital, computation of basic net capital requirement and computation of aggregate indebtedness (additional information) of Gramercy Securities, Inc. as of March 31, 2006 included in the accompanying prescribed form is presented for purposes of complying with the rules and regulations of the Securities and Exchange Commission (SEC) and are not intended to be a complete presentation of the Company member's capital and changes in member's capital and is not a required part of the basic financial statements.

Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, presents fairly, in all material respects, the computation of net capital, computation of basic net capital requirements, and computation of aggregate indebtedness, in relation to the basic financial statements taken as a whole in accordance with the requirements of the SEC, which differ from accounting principles generally accepted in the United States of America. Accordingly, this additional information in prescribed form is not designed for those who are not informed about such differences.

Muto, Vollucci & Co., Ltd

MUTO, VOLLUCCI & CO., LTD.

May 26, 2006

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$42,991 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			42,991 [3500]
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
B. Other (deductions) or allowable credits (List)			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5. Total capital and allowable subordinated liabilities			42,991 [3530]
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		6,175 [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	-6,175 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8. Net capital before haircuts on securities positions			36,816 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			

Note: No material differences exist between the above computation and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing as of March 31, 2006.

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	[3740]
10. Net Capital			$36,816 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	3,095 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	31,816 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	32,174 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		46,419 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at March 31, 2006.

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	-0-
		[3820]	[3830]
19. Total aggregate indebtedness			46,419 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 126 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at March 31, 2006.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

•

P.O. Box 3116
Newport, RI
02840

401/846-1800
Fax:
401/846-0994

e-mail:
mvollucci@mutovollucci.com
mmuto@mutovollucci.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Roderick Scribner
Gramercy Securities, Inc.
3949 Old Post Road
Charlestown, RI 02813

In planning and performing our audit of the financial statements and supplemental schedules of Gramercy Securities, Inc. for the year ended March 31, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including the tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors on a financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties for any other purpose.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

May 26, 2006